SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                                   DVL, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   233347103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Howard S. Jacobs, Esq.
                              Rosenman & Colin LLP
                               575 Madison Avenue
                            New York, New York 10022
                                  212-940-8800
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               November 12, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233347103               SCHEDULE 13D                Page 2 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Lawrence J. Cohen
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        3,104,540
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,661,759
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,689,629
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,351,388
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233347103               SCHEDULE 13D                Page 3 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Milton Neustadter
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        531,210
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               284,362
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,689,629
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,973,991
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233347103               SCHEDULE 13D                Page 4 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jay Chazanoff
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,811,156
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               970,673
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,172,275
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,142,948
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233347103               SCHEDULE 13D                Page 5 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Ron Jacobs
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,435,481
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               769,585
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,172,275
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,941,860
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233347103               SCHEDULE 13D                Page 6 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Stephen Simms
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,435,480
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               769,584
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,172,275
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,941,859
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233347103               SCHEDULE 13D                Page 7 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Keith B. Stein
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,006,963
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               540,805
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,498,498
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,039,303
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 11 Pages

      This Amendment No. 2 (this "Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 20, 1996, as amended by Amendment No. 1 on September 27, 1999, (as amended, the "Schedule 13D"), by Lawrence J. Cohen, Milton Neustadter, Jay Chazanoff, Ron Jacobs, Stephen Simms and Keith B. Stein, relating to the common stock, par value $.01 per share (the "Common Stock"), of DVL, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used and not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 5 Interest in Securities of the Issuer

      The information set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information to the respective paragraphs thereof.

      (a) The aggregate number of shares of Common Stock beneficially owned by Mr. Cohen as of the date of this Amendment is 3,351,388 shares, or 17.0% of the outstanding Common Stock.

      The aggregate number of shares of Common Stock beneficially owned by Mr. Neustadter as of the date of this Amendment is 1,973,991 shares, or 10.7% of the outstanding Common Stock.

      The aggregate number of shares of Common Stock beneficially owned by Mr. Chazanoff as of the date of this Amendment is 3,142,948 shares, or 16.1% of the outstanding Common Stock.

      The aggregate number of shares of Common Stock beneficially owned by Mr. Jacobs as of the date of this Amendment is 2,941,860 shares, or 15.2% of the outstanding Common Stock.

      The aggregate number of shares of Common Stock beneficially owned by Mr. Simms as of the date of this Amendment is 2,941,859 shares, or 15.2% of the outstanding Common Stock.

      The aggregate number of shares of Common Stock beneficially owned by Mr. Stein as of the date of this Amendment is 3,039,303 shares, or 15.6% of the outstanding Common Stock.

                                                              Page 9 of 11 Pages

      (b) As of the date of this Amendment, Mr. Cohen possesses: (i) the sole power to vote 3,104,540 shares of Common Stock, which includes 2,879,802 shares of Common Stock issuable upon exercise of Warrants; (ii) shared power to vote 0 shares of Common Stock; (iii) the sole power to dispose of 1,661,759 shares of Common Stock, which includes 1,437,021 shares of Common Stock issuable upon exercise of Warrants; and (iv) shared power with the other member of the Pembroke Group to dispose of 1,689,629 shares of Common Stock, which includes 1,442,781 shares of Common Stock issuable upon the exercise of Warrants held by Mr. Cohen and 246,848 shares of Common Stock issuable upon exercise of Warrants held by the other member of the Pembroke Group. Mr. Cohen explicitly disclaims beneficial ownership of all of the shares of Common Stock and Warrants (and shares of Common Stock issuable upon exercise of Warrants) held by the other member of the Pembroke Group.

      As of the date of this Amendment, Mr. Neustadter possesses: (i) the sole power to vote 531,210 shares of Common Stock, which includes 492,710 shares of Common Stock issuable upon exercise of Warrants; (ii) shared power to vote 0 shares of Common Stock; (iii) the sole power to dispose of 284,362 shares of Common Stock, which includes 245,862 shares of Common Stock issuable upon exercise of Warrants; and (iv) shared power with the other member of the Pembroke Group to dispose of 1,689,629 shares of Common Stock, which includes 246,848 shares of Common Stock issuable upon the exercise of Warrants held by Mr. Neustadter and 1,442,781 shares of Common Stock issuable upon exercise of Warrants held by the other members of the Pembroke Group. Mr. Neustadter explicitly disclaims beneficial ownership of all of the shares of Common Stock and Warrants (and shares of Common Stock issuable upon exercise of Warrants) held by the other member of the Pembroke Group.

      As of the date of this Amendment, Mr. Chazanoff possesses: (i) the sole power to vote 1,811,156 shares of Common Stock, which includes 1,677,610 shares of Common Stock issuable upon exercise of Warrants; (ii) shared power to vote 0 shares of Common Stock; (iii) the sole power to dispose of 970,673 shares of Common Stock, which includes 837,127 shares of Common Stock issuable upon exercise of Warrants; and (iv) shared power with the other members of the Millennium Group to dispose of 2,172,275 shares of Common Stock, which includes 840,483 shares of Common Stock issuable upon the exercise of Warrants held by Mr. Chazanoff and 1,331,792 shares of Common Stock issuable upon exercise of Warrants held by the other members of the Millennium Group. Mr. Chazanoff explicitly disclaims beneficial ownership of all of the shares of Common Stock and Warrants (and shares of Common Stock issuable upon exercise of Warrants) held by the other members of the Millennium Group.

      As of the date of this Amendment, Mr. Jacobs possesses: (i) the sole power to vote 1,435,481 shares of Common Stock, which includes 1,329,134 shares of Common Stock issuable upon exercise of Warrants; (ii) shared power to vote 0 shares of Common Stock; (iii) the sole power to dispose of 769,585 shares of Common Stock, which includes 663,238 shares of Common Stock issuable upon exercise of Warrants; and (iv) shared power with the other members of the Millennium Group to dispose of 2,172,275 shares of Common Stock, which includes 665,896 shares of Common Stock issuable upon exercise of Warrants held by Mr. Jacobs and 1,506,379 shares of Common Stock issuable upon exercise of Warrants held by the other members of the Millennium Group. Mr. Jacobs explicitly disclaims beneficial ownership of all of the shares of Common Stock and Warrants (and shares of Common Stock issuable upon exercise of Warrants) held by the other members of the Millennium Group.

                                                             Page 10 of 11 Pages

      As of the date of this Amendment, Mr. Simms possesses: (i) the sole power to vote 1,435,480 shares of Common Stock, which includes 1,329,134 shares of Common Stock issuable upon exercise of Warrants; (ii) shared power to vote 0 shares of Common Stock; (iii) the sole power to dispose of 769,584 shares of Common Stock, which includes 663,238 shares of Common Stock issuable upon exercise of Warrants; and (iv) shared power with the other members of the Millennium Group to dispose of 2,172,275 shares of Common Stock, which includes 665,896 shares of Common Stock issuable upon the exercise of Warrants by Mr. Simms and 1,506,379 shares of Common Stock issuable upon the exercise of Warrants by the other members of the Millennium Group. Mr. Simms explicitly disclaims beneficial ownership of all of the shares of Common Stock and Warrants (and shares of Common Stock issuable upon exercise of Warrants) held by the other members of the Millennium Group.

      As of the date of this Amendment, Mr. Stein possesses: (i) the sole power to vote 1,006,963 shares of Common Stock, which includes 930,456 shares of Common Stock issuable upon exercise of Warrants; (ii) shared power to vote 0 shares of Common Stock; (iii) the sole power to dispose of 540,805 shares of Common Stock, which includes 464,298 shares of Common Stock issuable upon exercise of Warrants; and (iv) shared power with the other members of the Florida Group to dispose of 2,498,498 shares of Common Stock, which includes 466,158 shares of Common Stock issuable upon the exercise of Warrants by Mr. Stein and 2,032,340 shares of Common Stock issuable upon the exercise of Warrants by the other members of the Florida Group. Mr. Stein explicitly disclaims beneficial ownership of all of the shares of Common Stock and Warrants (and shares of Common Stock issuable upon exercise of Warrants) held by the other members of the Florida Group.

      (c) Pursuant to a Stock Purchase Agreement dated September 1999, on November 12, 1999, Stephen L. Gurba transferred in a private sale 90,712 shares of Common Stock and 1,162,168 Warrants to the following transferees in the following amounts in exchange for an aggregate consideration of $41,385.76, which consideration was paid pro rata by each of the transferees: 12,246 shares of Common Stock and 156,893 Warrants to Jay Chazanoff, 12,247 shares of Common Stock and 156,893 Warrants to Ron Jacobs, 12,246 shares of Common Stock and 156,893 Warrants to Stephen Simms, 9,071 shares of Common Stock and 116,216 Warrants to Peter Gray, 36,738 shares of Common Stock and 470,678 Warrants to Lawrence J. Cohen and 8164 shares of Common Stock and 104,595 Warrants to Keith
B. Stein.

                                                             Page 11 of 11 Pages

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 16, 1999                 /s/ Lawrence J. Cohen
                                        ----------------------------------------
                                        LAWRENCE J. COHEN


Date: November 16, 1999                 /s/ Milton Neustadter
                                        ----------------------------------------
                                        MILTON NEUSTADTER


Date: November 16, 1999                 /s/ Jay Chazanoff
                                        ----------------------------------------
                                        JAY CHAZANOFF


Date: November 16, 1999                 /s/ Ron Jacobs
                                        ----------------------------------------
                                        RON JACOBS


Date: November 16, 1999                 /s/ Stephen Simms
                                        ----------------------------------------
                                        STEPHEN SIMMS


Date: November 16, 1999                 /s/ Keith B. Stein
                                        ----------------------------------------
                                        KEITH B. STEIN